UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JUNE 2007.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  June 27, 2007                       /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                       JUNE 27, 2007

          TUMI IDENTIFIES ELECTROMAGNETIC CONDUCTOR AT TOMTEBO, SWEDEN

VANCOUVER, CANADA. TUMI RESOURCES LIMITED ("TUMI" AND/OR "THE COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President of Tumi, announces developments on the Company's 100%-owned Tomtebo property located 25km southeast of the city of Falun, Bergslagen district, central Sweden. Following an airborne electromagnetic (EM) survey completed last autumn, flown along lines spaced 100m apart, the data has been reviewed, modelled and interpreted by an independent geophysicist in Australia. Numerous conductive zones were identified in the database; most were of "cultural" origin (powerlines, culverts, electric fences, buildings), but a few appear to be legitimate targets near the old workings at Tomtebo.

Tomtebo is interpreted to be a classic VMS (volcanogenic massive sulphide) deposit hosted by highly deformed Precambrian felsic volcanics. The sulphide lenses have been rolled into steeply plunging cylindrical bodies of which four have been identified and mined on the property over about a 400m distance northeast-southwest. Two smaller working exist about 150m southeast of the largest working mined at Tomtebo. Whether these occur along a separate horizon from the Tomtebo lens(es) or occur along a folded continuation of the same horizon is not known. However, there exists an unexplained EM conductor about 300m northeast of these workings under a field with no visible evidence of a possible cultural conductive source.

Earliest records indicate that the Tomtebo mine was first discovered and developed in the mid-seventeenth century, but detailed production records were kept only in the early part of the twentieth century. It appears that the northernmost deposits were exploited for silver, lead and zinc, but the largest working to the south was mined principally for copper in the twentieth century. Copper ore at Tomtebo was described as occurring in small folds as lenses or stringers in an anticline. The copper content of the ore varied from 3.0% to 5.3% between the years 1915 and 1919. The average ore grade during the last phase of mining, between 1965 and 1969, was about 1% Cu and 1% Zn. An assay of fairly pure chalcopyrite (copper ore) yielded 140 g/t Ag and 9 g/t Au.

The Company is planning an induced polarisation (IP) survey to cover the central part of the old mines and this EM conductor. Some historical drilling and underground data has been reviewed and compiled, but further research will be performed as well before a drilling program is designed.

The qualified person for Tumi's projects, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the Tomtebo project in the Bergslagen District, Sweden, and has verified the contents of this news release.

On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.